MySwimPro


APP OF THE DAY
MySwimPro

MySwimPro is Apple's App of the Day!

Hi Nick,

MySwimPro is Apple's App of the Day in the United States! This recognition means a lot to me and our team, especially during the Olympics, when swimming is in the spotlight. Check out the feature in the App Store, and keep an eye out for some epic app updates coming your way soon!

CHECK IT OUT



MySwimPro is Open for Investment!

Want to be part of the future of swimming? For as little as $100, you can invest in MySwimPro and help build the #1 app for swimmers!

With more than 1 million app downloads and 700k+ social media followers, MySwimPro is the world's largest online swimming community. Your investment will allow us take advantage of explosive market growth and help even more people improve their performance, health and technique.

INVEST IN MYSWIMPRO



I hope you'll join our international investor base, which spans 36+ countries! **Learn more about our investor perks >**

Happy Swimming,

Fares Ksebati
CEO & Co-Founder

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MySwimPro


5 REASONS
TO INVEST

5 Reasons to Invest in MySwimPro!

Hi there,

If you love the MySwimPro app, learned from our videos on YouTube or participate in our global community on social media, now is the time to show your support!

For as little as $100, you can invest in MySwimPro and help us build the world's #1 workout app for swimmers.

Need more convincing? **Check out the top 5 reasons to invest in MySwimPro.**

5 REASONS TO INVEST



I hope you'll join our international investor base, which spans 36+ countries! Learn more about our investor perks >

Happy Swimming,

YouTube

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MYSWIMPRO
1 SHAPE THE FUTURE OF FITNESS
* NOT JUST AN APP/COMPANY → TEAM + VISION
* MARKET TIMING
* ADOPTION OF NEW TECHNOLOGY (APP OF
* COVID IMPACT & OLYMPIC BUMP
* MAKE A POSITIVE IMPACT (START WITH
2 PROVEN TRACTION
* 1.5 M DOWNLOADS, 180+ COUNTRIES, 10B
* APP OF THE YEAR, MEN'S HEALTH,
* FREEMIUM SUBSCRIPTION BUSINESS
* NEW REVENUE STREAMS: SPONSORSH
* GROWING COMMUNITY, NETWORK EF
3 THE COMMUNITY
* SOCIAL MEDIA AUDI
YOUTUBE → 150K
FACEBOOK → 180K
TIKTOK → 55
INSTAGRAM → 215
TWITTER → 23
* 60 AMBASSADORS, 300+
(DOMAIN EXPERTISE)
4 WORLD CLASS TEAM
FARES (CEO)
* SWIMMER, COACH
* ASCA FELLOW
* COMPETITIVE ATHLETE
* AUTHOR + WORLD SWIM DAY
* 4x STARTUPS, 2x VC BACKED
VLOG
CO-FOUNDERS
* ADAM OXNER
FORBES, UM
* MICHAEL ALLON
JOURNEY
TEAM
PAIGE
STEVE
TAYLOR
CAROL
LORENZA
KAYLIE
GISELLA
DAN
MAX
BEN
CHARLIE
5 INVESTMENT OPPORTUNITY
* RARE OPPORTUNITY TO INVEST IN STARTUP
ACCREDITED VS NON-ACCREDITED
* HIGH ROI POTENTIAL
* 2017 → $5M CAP
* 2019 → $10M CAP
* 2021 → $20M CAP
$1M INVESTMENT VLOG
MINIMUM INVESTMENT
MYSWIMPRO T-SHIRT
SIGNED COPY OF BOOK
EXCLUSIVE INVESTOR VEST
ELITE MEMBERSHIP FOR LIFE
PRO RATA INVESTMENT RIGHTS
SUBSCRIBE

5 Reasons Why You Should Invest In @MySwimPro

119 views • Premiered Jul 21, 2021

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Fares Ksebati - CEO of MySwimPro
2.53K subscribers

SUBSCRIBED

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Problem
Hiring a personal swim coach is expensive.
Working towards a fitness goal without a plan is very difficult.
Not having a team can be demotivating without an accountability system.
Learning the proper swimming technique without a coach is very difficult.
Without metrics, it's very difficult to track and measure improvement.
© MySwimPro, Inc. 2021
WORLD SWIM DA
2020
MySwimPro
SUBSCRIBE

@MySwimPro Investor Pitch Deck Exposed ($20M Valuation)

146 views • Premiered Jul 21, 2021

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Fares Ksebati - CEO of MySwimPro
2.53K subscribers

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Recommended By Your Coach
Improve Endurance
Climbing Mt.
Next In Plan
Training Plans
Personalized calendar of workouts from your Coach
Workout Library
Choose a single workout
Technique Videos
1 x 200 FREE
2:44
5:00
reps 1 / 1
Pre Set
4 x 50 IM
rep 3/4
1:04
/ 1:40
775 m
00:19:42
140
SUBSCRIBE

Shark Tank Interview: @MySwimPro CEO on Wefunder Investor Panel

136 views • Premiered Aug 29, 2021

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Fares Ksebati - CEO of MySwimPro

2.53K subscribers

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Reason #2

The next hot startup to invest in

49 views • Aug 31, 2021

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Fares Ksebati - CEO of MySwimPro

Hurry: MySwimPro Early Bird Investment Discount! 💴

YAMM - Hurry: MySwimPro Early Bird Investment Discount! 💴 ×

Fares Ksebati <fksebati@gmail.com>
to Mdwestco

Wed, Aug 18, 6:16 PM

Hi there,

We still have room for you to secure the early bird investment discount! So far we have ***144 investment reservations*** from investors all over the world!

Don't wait until the early bird round fills up!

Invest in MyswimPro here!



MySwimPro
The #1 workout app for swimmers
MySwimPro is more than a workout app... It's a community of one million swimmers.
~ Apple Watch "App of the Year" in 2016
~ 6B+ meters swum
~ 1M downloads
~ 600K+ followers

Investor Perks:

- $100 - 💴 Minimum Investment
- $500 - 👕 MySwimPro Premium T-Shirt
- $1,000 - 📚 Signed hardcover copy of my book: Swim Like A Pro
- $2,500 - 👚 MySwimPro Premium Investor Vest
- $5,000 - 📱 MySwimPro ELITE Subscription Free For Life
- $25,000 - 💰 Pro Rata Investment Rights to maintain ownership % in subsequent rounds of funding
- $100,000 - 🚀 Informal advisor to the board of directors and invitation to quarterly state of the company addresses.



METERS SWUM 6+ BILLION
VIDEO VIEWS 100+ MILLION
SOCIAL FOLLOWERS 530K+
App Launch
Launch Subscriptions
Apple Watch App Of The Year
Crowdfunded $130k
100k Downloads
Garmin Integration
Strava Partnership & Integration
Apple App Of The Day
Translate Into 9 Languages
1 Million Downloads
Launch Dryland Training
Launch MySwimPro Studios
6B
100M
2015
2016
2017
2018
2019
2020

I will be sharing more updates on the progress of this in the next few weeks! Please let me know if you have any questions!

Have a great week!

Sincerely,
Fares

PS: Feel free to reply to this email. If you'd like to be removed from these email updates, no problem, just let me know :)

--
Fares Ksebati
CEO, MySwimPro, Inc.
LinkedIn, My Book, YouTube

MySwimPro August 2021 Update YAMM - MySwimPro August 2021 Update ×

Fares Ksebati <fksebati@gmail.com>
to Rbillig

12:27 PM (14 minutes ago)

Howdy Swim Fans,

Thank you for being a part of the MySwimPro journey! Whether you've offered your time, capital, or network, you are making a huge difference in people's lives around the world! *August 2021 highlights are below:*

WATCH: **August 2021 Update**


JOIN US

KPIs: Active Paying Subscribers 7,434 *(+2.7%)*

- *MySwimPro (iOS):* ***5,340*** *(+3.1%)*
- *MySwimPro (Android):* ***895*** *(4.6%)*
- *MySwimPro (Web):* ***1199*** *(-0.3%)*


MySwimPro Active Subscribers
10000
7500
5000
2500
0
MyTriPro (iPhone)
MySwimPro (Web)
MySwimPro (iPhone)
MySwimPro (Android)
2016
2017
2018
2019
2020
2021

FINANCE

- **Invest in MySwimPro HERE** **(share the campaign page with others)**
- **Terms**: SAFE $20M Valuation
- **"Early Bird Terms"**: *The first $500k of investment @ $18M Valuation*
- **Current Round:** 223 Investors from 26 countries

INVESTOR PERKS:

- $100 - 💵 Minimum Investment
- $500 - 👕 MySwimPro Premium T-Shirt
- $1,000 - 📚 Signed hardcover copy of my book: Swim Like A Pro
- $2,500 - 👚 MySwimPro Premium Investor Vest
- $5,000 - 📱 MySwimPro ELITE Subscription Free For Life
- $25,000 - 💰 Pro Rata Investment Rights to maintain ownership % in subsequent rounds of funding

WATCH: **5 Reasons Why You Should Invest In MySwimPro**


5 REASONS

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